February 27, 1997





John Hancock Bond Trust Fund
101 Huntington Avenue
Boston, MA 02199

RE:       John Hancock Bond Trust
          on behalf of      John Hancock Government Income Fund
                            John Hancock Intermediate Maturity Government Fund
                            John Hancock High Yield Bond Fund (the "Funds")
          File Nos. 2-66906; 811-3006 (0000315554)


Ladies and Gentlemen:

In connection with the filing of Amendment No. 40 pursuant to Rule 24e-2 under the Investment Company Act of 1940, as amended, registering by Post-Effective Amendment No. 36 under the Securities Act of 1933, as amended, 1,106,388 shares of the John Hancock Bond Trust (the "Trust") in reliance upon Rule 24e-2, it is the opinion of the undersigned that such shares will when sold be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies any shareholder of the Funds, with this indemnification to be paid solely out of the assets of the Funds. Therefore, the shareholder's risk is limited to circumstances in which the assets of the Funds are insufficient to meet the obligations asserted against the Funds assets.

                                                     Sincerely,

                                                     /s/ Timothy M. Fagan

                                                     Timothy M. Fagan
                                                     Assistant Secretary
                                                     Member of Massachusetts Bar